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                               June 21, 2021

       Harold Hofer
       Chief Executive Officer
       Elevate.Money REIT I, Inc.
       4600 Campus Drive, Suite 201
       Newport Beach, CA 92660

                                                        Re: Elevate.Money REIT
I, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post Qualification
Amendment No. 1
                                                            Filed May 27, 2021
                                                            File No. 024-11284

       Dear Mr. Hofer:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment No. 1 Filed May 27, 2021

       General

   1. Please explain why you have not filed reports required by Tier 2, for example a semiannual report,
annual report, or special financial report. Please tell us your plan for becoming current. Your
response should clarify your fiscal year end date and whether it has changed. Refer to
Rule 257(b) for guidance.
   2. Please revise to include the narrative disclosure requirements of Part II and III of Form 1-
                                                        A, including financial
statements required by Part F/S of Form 1-A.
   3. We note that you have filed seven offering circular supplements pursuant to Rule
                                                        253(g)(2). Please
advise us of the material changes since qualification, including whether and to what extent the
plan of distribution and offer price changed.
 Harold Hofer
Elevate.Money REIT I, Inc.
June 21, 2021
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Dunham at (202) 551-3783 or James Lopez at
(202) 551-
3536 with any questions.



                                                             Sincerely,
FirstName LastNameHarold Hofer
                                                             Division of
Corporation Finance
Comapany NameElevate.Money REIT I, Inc.
                                                             Office of Real
Estate & Construction
June 21, 2021 Page 2
cc:       Gregory W. Preston, Esq.
FirstName LastName